SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held Company, with Authorized Capital

Special Meeting of Shareholders
Second Call Notice

The shareholders are hereby called to appear, on second calling, at the Special Meeting of Shareholders of the company to be held at 02:00 p.m. of April 24, 2006, at the company’s head-office, on Av. Roque Petroni Junior, 1464 – térreo (Auditório), Morumbi, in the Capital of São Paulo State, in order to resolve on the following agenda:

Special Meeting of Shareholders: to resolve on the following proposals of the Board of Directors: (1) to amend the following articles of the Bylaws of the Company: (a) Art. 4: to increase the limit of the authorized capital up to 3,000,000,000 shares; (b) Art. 17: to insert the following duties to the Board of Directors: to approve the internal regimen of the Company and of its subsidiaries, defining their organizational structure, name, working place and detailing their respective duties, up to the level of non-statutory executive officers, as proposed by the Board of Executive Officers, with due regard to legal and statutory provisions; and to elect and dismiss, at any time, the members of the Board of Executive Officers, establishing their duties, with due regard to legal and statutory provisions; (c) Art. 20: to reduce to seven (7) the number of Executive Offices, extinguishing the Vice-President Office for IT and Product and Services Engineering, as well as to rename the Vice-President Office for Technology and Networks and the Vice-President Office for Compliance and Institutional Relations; (d) Art. 22: to insert the following duties to be performed by collegiate decision of the Board of Executive Officers: to resolve on the internal regimen of the Company, with due regard to the limits provided for in the bylaws, defining the organizational structure, name, working place and detailing the respective duties of the hierarchic levels beneath non-statutory executive officers; and to resolve on branches, agencies, offices, departments and representation offices, in any part of the domestic territory or abroad; (e) Art. 23: to update the specific duties of each of the members of the Board of Executive Officers; and (2) to restate the Bylaws of the Company.

GENERAL INSTRUCTIONS
(a)       The proxies for representation of shareholders of the Company at the Meeting must be filed at Av. Roque Petroni Júnior, 1464, 3º andar, lado B, Morumbi, in the Capital of São Paulo State, (Legal Department), on business days, Monday to Friday, from 09:00 a.m. to 06:00 p.m., until not later than 02:00 p.m. of April 20, 2006.
(b)       Those shareholders of the Company who are participants of the Registered Shares Fungible Custody System of the Stock Exchanges and wish to attend this Meeting will be required to present a statement of their corresponding shareholding in the Company, dated two (2) business days before the date of the meeting.
(c)       The documents and proposals related to the matters of the agenda of the meeting called herein shall be available to the shareholders at the address informed on letter (a) above.

São Paulo, 12 de abril de 2006.

Fernando Xavier Ferreira
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.